UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 7)*

                               Mitek Systems, Inc.

                                (Name of Issuer)

                                  Common Stock

                         (Title of Class of Securities)

                                   606710 200
                  ---------------------------------------------
                                 (CUSIP Number)

   John M. Thornton, 2125 Evergreen Street, San Diego, CA 92106 (619) 635-5900
   ---------------------------------------------------------------------------
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)

                                October 13, 1997
        -----------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following. ____

Check the following if a fee is being paid with the statement ____. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D


CUSIP No. 606710 200                                          Page 2 of 15 Pages


   1      NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          THE THORNTON FAMILY TRUST OF 1981

   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) x
                                                                       (b)

   3      SEC USE ONLY


   4      SOURCE OF FUNDS*

          BK,PF

   5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                                             ____


   6      CITIZENSHIP OR PLACE OF ORGANIZATION

          California


         NUMBER OF       7      SOLE VOTING POWER:  2,749,959
          SHARES
       BENEFICIALLY      8      SHARED VOTING POWER:  --
         OWNED BY
           EACH          9      SOLE DISPOSITIVE POWER:  2,749,959
         REPORTING
          PERSON        10      SHARED DISPOSITVE POWER:  --
           WITH


   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          2,749,959

   12     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                         ____

   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          27.4%

   14     TYPE OF REPORTING PERSON*

          OO


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D


CUSIP No. 606710 200                                          Page 3 of 15 Pages


   1      NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          JOHN M. THORNTON

   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) x
                                                                       (b)

   3      SEC USE ONLY


   4      SOURCE OF FUNDS*

          BK,PF

   5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                                             ____


   6      CITIZENSHIP OR PLACE OF ORGANIZATION

          California


         NUMBER OF       7      SOLE VOTING POWER:  2,749,959
          SHARES
       BENEFICIALLY      8      SHARED VOTING POWER:  --
         OWNED BY
           EACH          9      SOLE DISPOSITIVE POWER:  2,749,959
         REPORTING
          PERSON        10      SHARED DISPOSITVE POWER:  --
           WITH


   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          2,749,959

   12     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                         ____

   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          27.4%

   14     TYPE OF REPORTING PERSON*

          IN


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D


CUSIP No. 606710 200                                          Page 4 of 15 Pages


   1      NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          SALLY B. THORNTON

   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) x
                                                                       (b)

   3      SEC USE ONLY


   4      SOURCE OF FUNDS*

          BK,PF

   5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                                             ____


   6      CITIZENSHIP OR PLACE OF ORGANIZATION

          California


         NUMBER OF       7      SOLE VOTING POWER:  2,749,959
          SHARES
       BENEFICIALLY      8      SHARED VOTING POWER:  --
         OWNED BY
           EACH          9      SOLE DISPOSITIVE POWER:  2,749,959
         REPORTING
          PERSON        10      SHARED DISPOSITVE POWER:  --
           WITH


   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          2,749,959

   12     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                         ____

   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          27.4%

   14     TYPE OF REPORTING PERSON*

          IN


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                               AMENDMENT NO. 7 TO
                           SCHEDULE 13D FOR THE TRUST
                               AND THE CO-TRUSTEES


Item 1.           Security and Issuer.

                  Common stock, $.001 par value ("Common Stock")

                  Mitek Systems, Inc.
                  10070 Carroll Canyon Road
                  San Diego, CA  92131

Item 2. Identity and Background. This Amendment No. 7 to Schedule 13D is filed on behalf of The Thornton Family Trust of 1981 (the "Trust"), and its co-Trustees John M. Thornton ("Mr. Thornton") and Sally B. Thornton ("Mrs. Thornton"). The Trust is organized under the laws of the State of California. The following additional information is provided with respect to the co-Trustees, and, where indicated, the Trust:

                  a.       Names: : John M. Thornton and Sally B. Thornton.

                  b. Addresses of the Trust and the co-Trustees: 2125 Evergreen Street, San Diego, California 92106.

                  c. During the last five years, neither the Trust nor Mr. or Mrs. Thornton have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

                  d. During the last five years, neither the Trust nor Mr. or Mrs. Thornton has been a party to a civil proceeding and as a result of such proceeding subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                  f. Citizenship: Mr. and Mrs. Thornton are United States citizens.

Item 3. Source and Amount of Funds or Other Consideration. The Trust has acquired its shares of Common Stock through (a) the acquisition of options and preferred stock issued in connection with loans to the Company, guarantees of bank loans to the Company, and other debt financing agreements with the Company, (b) the exercise of a portion of such options and in return for cancellation of certain outstanding indebtedness owed by the Company and the conversion or certain convertible notes, (c) the conversion of such preferred stock into Common Stock and (d) a private purchase of Common Stock from the Company. The Trust obtained the funds for loans to the Company and for the purchase of the Common Stock in part from its own funds and in part through loans from San Diego Trust & Savings Bank.

Item 4. Purpose of Transaction. The Trust and the co-Trustees have granted an option to purchase from the Trust 1,700,000 shares of Common Stock for investment purposes to Robert S. Coleman Trust (25%), James H. Dahl (25%), James S. Schmitt (25%), Edmund R. Miller (15%), James M. Julian (5%) and James Milne Neighbors (5%) pursuant to a Stock Option Agreement dated October 13, 1997 (attached hereto as an exhibit). Pursuant to said Stock Option Agreement, the co-Trustees have agreed to use their best efforts to cause Mitek Systems, Inc. to conduct a search for a new Chief Executive Officer and to reconstitute its board of directors.

                  a.       Inapplicable.

                  b.       Inapplicable.

                  c. The Trust and co-Trustees have agreed to use their best efforts to cause Mitek Systems, Inc. to conduct a search for a new Chief Executive Officer and to reconstitute its board of directors.

                  d.- j.   Inapplicable.

Item 5.           Interest in Securities of the Issuer.

                  a. The Trust beneficially owns 2,749,959 shares of Common Stock making it the owner of approximately 27.4% of the Common Stock. Mr. and Mrs. Thornton, as co-Trustees, are indirect beneficial owners of the 2,749,959 shares of Common Stock owned by the Trust.

                  b. The Trust has sole power to vote and to dispose of the shares of Common Stock it owns, which powers are exercised by Mr. or Mrs. Thornton as co-Trustees.

                  c. In the past 60 days, the Trust and co-Trustees have granted an option to purchase from the Trust 1,700,000 shares of Common Stock at the exercise price of $1.00 for 1,000,000 shares and $1.50 for 700,000 shares.
                          There have been no other transactions involving the Common Stock of Mitek Systems, Inc. held by the Trust or the co-Trustees during the past 60 days.

                  d.       Inapplicable.

                  e.       Inapplicable.

Item 6. Contracts, Arrangements, Understandings or Relationship with Respect to Securities of the Issuer.

                  Stock Option Agreement dated October 13, 1997 (Item 5 above) attached as an exhibit to this report.

Item 7.           Material to be Filed as Exhibits.

                  (1)      Consent to filing joint statement.*
                  (2)      Stock Option Agreement dated October 13, 1997.

*Incorporated by reference from the Exhibits to Schedule 13D filed by the Trust and the Co-Trustees on May 31, 1988.

Signatures

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

         Date:  October 24, 1997             THE THORNTON FAMILY TRUST OF 1981


                                             By: /s/ John M. Thornton
                                                -------------------------------
                                                John M. Thornton, co-Trustee


                                             By: /s/ Sally B. Thornton
                                                -------------------------------
                                                Sally B. Thornton, co-Trustee